4
1
<SROS>NASDAQ
<REPORTING-OWNER>
  0001191314
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  QUALCOMM Incorporated
  0000804328
  <IRS-NUMBER>95-3685934
</SUBJECT-COMPANY>
<PERIOD>11/12/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   PADOVANI, ROBERTO
   5775 Morehouse Dr.


   San Diego, CA  92121-1714
2. Issuer Name and Ticker or Trading Symbol
   QUALCOMM Incorporated (QCOM)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   11/12/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President and
   Chief Technical Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  11/12/02    S        4,198         D  $33.6000                    I  by Trust (1)
Common Stock                                  11/12/02    S        467           D  $33.7000                    I  by Trust (1)
Common Stock                                  11/12/02    S        1,680         D  $34.0500                    I  by Trust (1)
Common Stock                                  11/12/02    S        1,587         D  $34.2700                    I  by Trust (1)
Common Stock                                  11/12/02    S        1,167         D  $34.3600                    I  by Trust (1)
Common Stock                                  11/12/02    S        2,287         D  $34.4000                    I  by Trust (1)
Common Stock                                  11/12/02    S        2,147         D  $34.4500                    I  by Trust (1)
Common Stock                                  11/12/02    S        3,967         D  $34.5000                    I  by Trust (1)
Common Stock                                  11/12/02    S        700           D  $34.5500                    I  by Trust (1)
Common Stock                                  11/12/02    S        327           D  $34.6000                    I  by Trust (1)
Common Stock                                  11/12/02    S        467           D  $34.6200                    I  by Trust (1)
Common Stock                                  11/12/02    S        747           D  $34.6500                    I  by Trust (1)
Common Stock                                  11/12/02    S        1,913         D  $34.7000                    I  by Trust (1)
Common Stock                                  11/12/02    S        700           D  $34.7700                    I  by Trust (1)
Common Stock                                  11/12/02    S        1,353         D  $34.8000                    I  by Trust (1)
Common Stock                                  11/12/02    S        1,400         D  $34.8200                    I  by Trust (1)
Common Stock                                  11/12/02    S        1,353         D  $34.8500                    I  by Trust (1)
Common Stock                                  11/12/02    S        840           D  $34.8600                    I  by Trust (1)
Common Stock                                  11/12/02    S        467           D  $34.9000                    I  by Trust (1)
Common Stock                                  11/12/02    S        233           D  $35.0000     57,053         I  by Trust (1)

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1)
Securities held by Roberto Padovani and Colleen A. Padovani Ttees for the Padovani Family Trust dtd. 6/10/96.

SIGNATURE OF REPORTING PERSON
/S/ By: Noreen E. Burns, Attorney-in-Fact
    For: Roberto Padovani
DATE 11/14/02